                                               Filed by D&E Communications, Inc.
               Pursuant to Rule 425 under the Securities Act of 1933, as amended
                                    Subject Company: Conestoga Enterprises, Inc.
                                                  Commission File No.: 333-76488

Presentation to D&E Shareholders on May 23, 2002 following the 2002 Annual Shareholder Meeting.

[D&E COMMUNICATIONS LOGO]


MANAGEMENT UPDATE REGARDING CONESTOGA ACQUISITION

FOLLOWING THE 2002 ANNUAL SHAREHOLDER MEETING



MAY 23, 2002

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

THIS PRESENTATION INCLUDES "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, REGARDING, AMONG OTHER THINGS, OUR BUSINESS STRATEGY, OUR PROSPECTS AND OUR FINANCIAL POSITION. THESE STATEMENTS CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "BELIEVES," "ESTIMATES," "EXPECTS," "INTENDS," "MAY," "WILL," "SHOULD," "COULD" OR "ANTICIPATES" OR THE NEGATIVE OR OTHER VARIATION OF THESE OR SIMILAR WORDS, OR BY DISCUSSIONS OF STRATEGY OR RISKS AND UNCERTAINTIES. FORWARD-LOOKING STATEMENTS IN THIS PRESENTATION INCLUDE, AMONG OTHERS, STATEMENTS CONCERNING:

      - PROJECTIONS OF OUR FUTURE RESULTS OF OPERATIONS, CASH FLOWS OR FINANCIAL CONDITION;

      - MANAGEMENT'S ESTIMATES OF CERTAIN IDENTIFIED ANTICIPATED COST SAVINGS AND OTHER SYNERGIES RESULTING FROM THE CONESTOGA ACQUISITION;

      - OUR BUSINESS STRATEGY AND OUR ABILITY TO CAPITALIZE ON ANY OF OUR COMPETITIVE STRENGTHS;

      - THE DESCRIPTION OF OUR BUSINESS UPON COMPLETION OF THE CONESTOGA ACQUISITION;

      - OUR ABILITY TO CONSUMMATE THE PROPOSED CONESTOGA ACQUISITION AND TO REALIZE THE EXPECTED BENEFITS RELATED TO IT; AND

      -     THE CONTINUED AVAILABILITY OF CAPITAL RESOURCES.

THE EXPECTATIONS REFLECTED IN THESE FORWARD-LOOKING STATEMENTS ARE INHERENTLY SUBJECT TO RISKS, UNCERTAINTIES AND ASSUMPTIONS ABOUT US AND OUR SUBSIDIARIES AND WE CANNOT ASSURE YOU THAT SUCH EXPECTATIONS WILL PROVE TO BE CORRECT. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS MADE HEREIN ARE SET FORTH IN THE PRELIMINARY OFFERING CIRCULAR WITH RESPECT TO THE NOTES IN CERTAIN OF OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION AND INCLUDE, WITHOUT LIMITATION, RISKS RELATED TO THE
FOLLOWING:

      -     INCREASING COMPETITION IN THE COMMUNICATIONS INDUSTRY;

      -     A COMPLEX AND UNCERTAIN REGULATORY ENVIRONMENT;

      -     OUR ABILITY TO INTEGRATE CONESTOGA'S OPERATIONS INTO OUR BUSINESS;

      - THE IMPACT ON OUR BUSINESS IF WE ARE UNABLE TO SELL THE CONESTOGA WIRELESS BUSINESS; AND,

      - THE IMPACT ON OUR BUSINESS OF OUR SIGNIFICANT INDEBTEDNESS AND THE COVENANTS RELATING TO THIS INDEBTEDNESS

ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO US OR PERSONS ACTING ON OUR BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS INCLUDED IN THIS PRESENTATION. WE UNDERTAKE NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE. IN LIGHT OF THESE RISKS, UNCERTAINTIES AND ASSUMPTIONS, THE FORWARD-LOOKING EVENTS DISCUSSED IN THIS PRESENTATION MIGHT NOT OCCUR.


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
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STRATEGIC AND OPERATIONAL OVERVIEW

--------------------------------------------------------------------------------

BUSINESS STRATEGY
--------------------------------------------------------------------------------
Leading wireline-focused provider of integrated communications in our existing and surrounding markets

      -     LEVERAGE CORE ASSETS

      - CAPITALIZE ON THE CONVERGENCE OF VOICE AND DATA COMMUNICATIONS TECHNOLOGIES

      -     CAPITALIZE ON COST SAVINGS OPPORTUNITIES

      -     CONTINUE TO FOCUS ON CUSTOMER SERVICE

      -     INCREASE SALES OF ENHANCED TELEPHONE SERVICES

      -     INCREASE SALES OF INTERNET SERVICES

      -     SELECTIVELY PURSUE STRATEGIC ACQUISITIONS


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
BUSINESS OVERVIEW
--------------------------------------------------------------------------------


[D&E COMMUNICATIONS LOGO]                                                           [CONESTOGA ENTERPRISES INC. LOGO]

                                                        RLEC

-    62,104 access lines                -  OVER 100 YEAR HISTORY                    -    85,109 access lines

-    Line density = 273                 -  STABLE CASH FLOW; 50+% EBITDA            -    Line density = 148
                                           MARGINS


                                                        CLEC

-    Launched in Q4 99                  -  3 MARKETS WITHIN 10 MILES;  ALL          -    Launched in 98
                                           MARKETS WITHIN 100 MILES OF RLEC
-    8,420 access lines                                                             -    20,030 access lines
                                        -  NO NEW MARKETS PLANNED



                                                 INTERNET SERVICES

-    11,533 dial-up subscribers         -  OPPORTUNITY TO MARKET TO                 -    1,906 DSL subscribers
                                           CONESTOGA CUSTOMERS
-    2,482 DSL subscribers                                                          -    1,103 cable modem subs



                                                SYSTEMS INTEGRATION

-    Data & voice networking            -  EBITDA POSITIVE                          -    Voice networking

-    Driver for convergence


                                                       WIRELESS

-    Sold April 1, 2002                 -  PROACTIVE REALLOCATION OF CAPITAL        -    Divesting
                                           INTO CORE BUSINESS
-    $40 million net proceeds


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
HIGHLY COMPLEMENTARY FOOTPRINTS
--------------------------------------------------------------------------------
Neighboring incumbent providers combine to create 20th largest ILEC


                    [PENNSYLVANIA SERVICE AREA MAP GRAPHIC]


                       PRO FORMA OPERATING STATISTICS(1)

RLEC ACCESS LINES .......................................                147,213

CLEC ACCESS LINES .......................................                 28,450

DIAL-UP ISP SUBSCRIBERS .................................                 11,701

DSL SUBSCRIBERS .........................................                  4,388

VIDEO SUBSCRIBERS (CATV) ................................                  3,317

FIBER ROUTE MILES .......................................                    829


                         1990-2000 POPULATION GROWTH(2)

PENNSYLVANIA ............................................                   3.4%

LANCASTER COUNTY ........................................                  11.3%

BERKS COUNTY ............................................                  10.7%

----------

(1)   As of March 31, 2002.

(2)   Source: U.S. Census.


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
ADVANCED ALL-DIGITAL NETWORK
--------------------------------------------------------------------------------


-     SEAMLESS NETWORK

      -     Common OEM vendor

      -     Interconnection underway


-     ADVANCED TOPOLOGY

      -     Digital switching

      -     Fiber rich transport

      -     Host / remote architecture


                           PRO FORMA NETWORK SUMMARY

                                                                          SWITCH
SWITCH VENDORS                                      HOST       REMOTE      COUNT
-------------------------------------------------------------------------------
Northern Telecom ...........................           5         116        121
Alcatel ....................................          --          23         23
Other ......................................          --          23         23
                                                    ----        ----       ----
  Total ....................................           5         162        167


                    [PENNSYLVANIA SERVICE AREA MAP GRAPHIC]



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
SERVICE DIFFERENTIATION
--------------------------------------------------------------------------------



               CUSTOMER SERVICE                                                                    SALES
- Personalized services                                                             - Relationship-based

      -  Minimize automated routing                                                      -  Local community presence

      -  Single point of contact                                                         -  History and reputation

      -  24 x 7 x 365 staffing                                  CUSTOMER                 -  Indigenous workforce

- Modern NOC                                                                        - Customer focus

      -  Logistical coordination - order, provisioning                                   -  Business: direct and consultative
         and help desk
                                                                                         -  Residential: team approach
      -  Remote monitoring and troubleshooting


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
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FINANCIAL OVERVIEW

--------------------------------------------------------------------------------

SUMMARY PRO FORMA HISTORICAL FINANCIALS(1)
--------------------------------------------------------------------------------
($ in Millions)


                               PRO FORMA REVENUE

                                  [BAR GRAPH]

1999                    $141.0
2000                    $147.6
2001                    $162.1


                              PRO FORMA EBITDA(2)

                                  [BAR GRAPH]

                                                 PRO FORMA            PRO FORMA
                                                ADJUSTMENTS           COMBINED
                                                -----------           --------
1999                                                                   $49.9
2000                                                                   $49.0
2001                    $52.8                        $6.2              $46.6

----------

(1) Excludes the financials of PCS ONE (sold on April 1, 2002) and Conestoga Wireless Company (assets held for sale).

(2) Includes an approximately $3.6 million anticipated to result from headcount reductions and an approximately $1.0 million anticipated to result from other operating and corporate expense savings. Also adjusted for anticipated (a) non-recurring costs, (b) non-cash compensation expense and (c) retention compensation.


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
PRO FORMA RLEC REVENUE AND EBITDA
--------------------------------------------------------------------------------
($ in Millions)


                 RLEC generates significant recurring cash flows

                                  [BAR GRAPH]

                        Revenue                         EBITDA
                        -------                         ------
1998                    $84.3                           $43.8
1999                    $89.1                           $47.6
2000                    $92.5                           $49.1
2001                    $98.8                           $51.8


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
PRO FORMA SEGMENT REVENUE AND EBITDA(1)
--------------------------------------------------------------------------------
($ in Millions)


                                      CLEC

                                  [BAR GRAPH]

                        Revenue                 EBITDA
                        -------                 ------
Q1 2001                $7.1                   $(0.7)
Q2 2001                $7.4                   $(1.0)
Q3 2001                $7.5                   $(1.4)
Q4 2001                $7.5                   $(1.2)
Q1 2002                  $8.1                   $(0.4)


                              SYSTEMS INTEGRATION

                                  [BAR GRAPH]

                        Revenue                 EBITDA
                        -------                 ------
Q1 2001                  $8.8                   $0.5
Q2 2001                  $9.1                   $0.1
Q3 2001                  $9.8                   $0.6
Q4 2001                  $9.2                   $0.2
Q1 2002                  $8.6                   $0.2


                              INTERNET SERVICE(2)

                                  [BAR GRAPH]

                        Revenue                 EBITDA
                        -------                 ------
Q1 2001                  $0.3                   $(0.6)
Q2 2001                 $0.4                   $(0.5)
Q3 2001                  $0.6                   $(0.5)
Q4 2001                  $0.7                   $(0.3)
Q1 2002                  $0.9                   $(0.2)

----------

(1)   Does not adjust for intercompany transactions.

(2)   Internet Services launched in Q4 2000.


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
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TRANSACTION OVERVIEW

--------------------------------------------------------------------------------

TRANSACTION SUMMARY(1)
--------------------------------------------------------------------------------
($ in Millions, except per share data)


                         SUMMARY FINAL CALCULATIONS (1)

     D&E Average Trading Price                                   $         15.56

     Conversion Ratio ($33.00 / $15.56)                                   2.1208

     Shares to be Issued                                               7,865,925

     Stock Consideration                                         $         122.4
     Cash Consideration                                          $         149.6
                                                                 ---------------
     Total Equity Consideration                                  $         272.0
     Assumed Conestoga Debt                                      $          80.3
                                                                 ---------------
     Total Transaction Value                                     $         352.3

     Price per Line                                              $       3,351.1


----------

(1) Assumes a May 24, 2002 closing date and 55% of Conestoga common stock is converted into cash consideration and 45% is converted into D&E common stock.


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
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D&E'S REGISTRATION STATEMENT ON FORM S-4, WHICH INCLUDES THE JOINT PROXY
STATEMENT OF D&E AND CONESTOGA AND THE PROSPECTUS RELATED TO D&E COMMON SHARES, WAS DECLARED EFFECTIVE BY THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 24, 2002. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE REGISTRATION STATEMENT AT THE COMMISSION'S WEB SITE AT WWW.SEC.GOV. THE DOCUMENTS FILED WITH THE COMMISSION BY D&E MAY ALSO BE OBTAINED FOR FREE FROM D&E BY DIRECTING A REQUEST TO D&E, 124 EAST MAIN STREET, EPHRATA, PENNSYLVANIA 17522, ATTN:
INVESTOR RELATIONS. CERTAIN OF THESE DOCUMENTS MAY ALSO BE ACCESSED ON D&E'S WEB SITE AT WWW.DECOMMUNICATIONS.COM WHEN THEY BECOME AVAILABLE.

THE REGISTRATION STATEMENT AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS SHOULD BE READ CAREFULLY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.


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